UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 25, 2022
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
   Yes      No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG
 (Registrant)
Date: May 25, 2022
By:
/s/ David Wildermuth
David Wildermuth
Chief Risk Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” the “Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term the “Bank” when we are only referring to Credit Suisse AG and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Pillar 3 and regulatory disclosures 1Q22
Credit Suisse Group AG

Introduction
Swiss capital requirements
Risk-weighted assets
Additional regulatory disclosures
List of abbreviations
Cautionary statement regarding forward-looking information

Introduction
General
This report as of March 31, 2022 is based on the Circular 2016/1 “Disclosure – banks” (FINMA circular) issued by the Swiss Financial Market Supervisory Authority FINMA (FINMA).
This report is produced and published quarterly, in accordance with FINMA requirements. The reporting frequency for each disclosure requirement is either annual, semi-annual or quarterly. This document should be read in conjunction with the Pillar 3 and regulatory disclosures – Credit Suisse Group AG 4Q21, the Credit Suisse Annual Report 2021 and the Credit Suisse Financial Report 1Q22, which include important information on regulatory capital and risk management (specific references have been made herein to these documents) and regulatory developments and proposals.
Credit Suisse Group is the highest consolidated entity to which the FINMA circular applies.
These disclosures were verified and approved internally in line with our board-approved policy on disclosure controls and procedures. The level of internal control processes for these disclosures is similar to those applied to the Group’s quarterly and annual financial reports. This report has not been audited by the Group’s external auditors.
For certain prescribed table formats where line items have zero balances, such line items have not been presented.
Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group and certain of its subsidiaries are required. The Group’s Pillar 3 disclosure, regulatory disclosures, additional information on capital instruments, including the main features of regulatory capital instruments and total loss-absorbing capacity (TLAC)-eligible instruments that form part of the eligible capital base and TLAC resources, global systemically important bank (G-SIB) financial indicators, reconciliation requirements, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries can be found on our website.
> Refer to credit-suisse.com/regulatorydisclosures for additional information.
Regulatory developments
> Refer to “Regulatory developments” (page 44) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management” in the Credit Suisse Financial Report 1Q22 for further information.

Swiss capital requirements
FINMA requires the Group to comply fully with the special requirements for systemically important financial institutions operating internationally. The following tables present the Swiss capital and leverage requirements and metrics as required by FINMA.
> Refer to “Swiss requirements” (page 43) and “Swiss metrics” (pages 48 to 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q22 for further information on general Swiss requirements and the related metrics.
Swiss capital requirements and metrics
end of 1Q22	CHF million	in % of RWA
Swiss risk-weighted assets
Swiss risk-weighted assets	273,609	–
Risk-based capital requirements (going-concern) based on Swiss capital ratios
Total [1]	41,034	14.997
of which CET1: minimum	12,312	4.5
of which CET1: buffer	15,049	5.5
of which CET1: countercyclical buffers	63	0.023
of which additional tier 1: minimum	9,576	3.5
of which additional tier 1: buffer	2,189	0.8
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	53,204	19.4
of which CET1 capital [3]	37,713	13.8
of which additional tier 1 high-trigger capital instruments	11,135	4.1
of which additional tier 1 low-trigger capital instruments [4]	4,356	1.6
Risk-based requirements for additional total loss-absorbing capacity (gone-concern) based on Swiss capital ratios
Total according to size and market share [5]	39,126	14.3
Reductions due to rebates in accordance with article 133 of the CAO	(8,578)	(3.135)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,180)	(0.431)
Total, net	29,368	10.734
Eligible additional total loss-absorbing capacity (gone-concern)
Total	47,973	17.5
of which bail-in instruments [6]	45,612	16.7
of which tier 2 low-trigger capital instruments	2,361	0.9
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,845 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 capital ratio requirement of 67 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 12.86%, or CHF 35,186 million, and a surcharge of 1.44%, or CHF 3,940 million.
6
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,458 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 1Q22, the Group had a net funding liability against Credit Suisse AG of CHF 1,771 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,554 million, offset by CHF 5,783 million of funding provided by the Group to Credit Suisse AG.

Swiss leverage requirements and metrics
end of 1Q22	CHF million	in % of LRD
Leverage exposure
Leverage ratio denominator	878,023	–
Unweighted capital requirements (going-concern) based on Swiss leverage ratio
Total [1]	45,745	5.21
of which CET1: minimum	13,170	1.5
of which CET1: buffer	17,560	2.0
of which additional tier 1: minimum	13,170	1.5
Swiss eligible capital (going-concern)
Swiss CET1 capital and additional tier 1 capital [2]	53,204	6.1
of which CET1 capital [3]	37,713	4.3
of which additional tier 1 high-trigger capital instruments	11,135	1.3
of which additional tier 1 low-trigger capital instruments [4]	4,356	0.5
Unweighted requirements for additional total loss-absorbing capacity (gone-concern) based on the Swiss leverage ratio
Total according to size and market share [5]	43,901	5.0
Reductions due to rebates in accordance with article 133 of the CAO	(9,658)	(1.1)
Reductions due to the holding of additional instruments in the form of convertible capital in accordance with Art. 132 para 4 CAO	(1,181)	(0.134)
Total, net	33,062	3.766
Eligible additional total loss-absorbing capacity (gone-concern)
Total	47,973	5.5
of which bail-in instruments [6]	45,612	5.2
of which tier 2 low-trigger capital instruments	2,361	0.3
Rounding differences may occur.
1
The total requirement includes the FINMA Pillar 2 capital add-on of CHF 1,845 million relating to the supply chain finance funds matter. This Pillar 2 capital add-on equates to an additional Swiss CET1 leverage ratio requirement of 21 basis points.

2 Excludes tier 1 capital that is used to fulfill gone-concern requirements.
3 Excludes CET1 capital that is used to fulfill gone-concern requirements.
4
If issued before July 1, 2016, such capital instruments qualify as additional tier 1 high-trigger capital instruments until their first call date according to the transitional Swiss "Too Big to Fail" rules.

5 Consists of a base requirement of 4.5%, or CHF 39,511 million, and a surcharge of 0.5%, or CHF 4,390 million.
6
Includes instruments issued in 1Q21, which are eligible as gone-concern capacity, where the Group used the proceeds of CHF 5,458 million to offset an exposure that Credit Suisse AG has from providing net senior funding to the Group. As of the end of 1Q22, the Group had a net funding liability against Credit Suisse AG of CHF 1,771 million, resulting from existing net senior funding provided by Credit Suisse AG to the Group of CHF 7,554 million, offset by CHF 5,783 million of funding provided by the Group to Credit Suisse AG.

Risk-weighted assets
Overview
With the adoption of the revised FINMA circular, risk-weighted assets (RWA) presented in this report, including prior period comparisons, are based on the Swiss capital requirements.
> Refer to “Swiss requirements” (page 43) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q22 for further information on Swiss capital requirements.
The following table provides an overview of total Swiss RWA forming the denominator of the risk-based capital requirements.
RWA were CHF 273.6 billion as of the end of 1Q22, a 2% increase compared to the end of 4Q21. The increase in RWA was mainly related to internal model and parameter updates, primarily in operational risk, and the foreign exchange impact.
RWA flow statements for credit risk, counterparty credit risk (CCR) and market risk are presented below.
> Refer to “Risk-weighted assets” (pages 46 to 47) in II – Treasury, risk, balance sheet and off-balance sheet – Capital Management in the Credit Suisse Financial Report 1Q22 for further information on movements in risk-weighted assets in 1Q22.
OV1 – Overview of Swiss risk-weighted assets and capital requirements
	Risk-weighted assets		Capital requirement	[1]
end of	1Q22	4Q21	1Q22
CHF million
Credit risk (excluding counterparty credit risk)	130,639	126,878	10,452
of which standardized approach (SA)	28,228	25,591	2,260
of which supervisory slotting approach	4,346	4,040	348
of which advanced internal ratings-based (A-IRB) approach	98,065	97,247	7,844
Counterparty credit risk	15,338	15,640	1,227
of which standardized approach for counterparty credit risk (SA-CCR)	4,276	3,064	342
of which internal model method (IMM)	10,001	11,536	800
of which other counterparty credit risk [2]	1,061	1,040	85
Credit valuation adjustments (CVA)	4,832	5,046	387
Equity positions in the banking book under the simple risk weight approach	5,645	7,071	452
Equity investments in funds - look-through approach	2,220	2,431	178
Equity investments in funds - mandate-based approach	21	21	2
Equity investments in funds - fall-back approach	571	505	46
Settlement risk	669	465	54
Securitization exposures in the banking book	13,048	13,396	1,044
of which securitization internal ratings-based approach (SEC-IRBA)	7,381	7,736	590
of which securitization external ratings-based approach (SEC-ERBA), including internal assessment approach (IAA)	1,135	1,429	91
of which securitization standardized approach (SEC-SA)	4,532	4,231	363
Market risk	17,407	16,355	1,391
of which standardized approach (SA)	1,725	1,648	137
of which internal models approach (IMA)	15,682	14,707	1,254
Operational risk (AMA)	70,427	67,627	5,634
Amounts below the thresholds for deduction (subject to 250% risk weight)	12,792	12,983	1,023
Total	273,609	268,418	21,890
1 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding capital conservation buffer and G-SIB buffer requirements.
2 Includes RWA for contributions to the default fund of a central counterparty and loans hedged by centrally cleared CDS.

Risk-weighted assets flow statements
Credit risk and counterparty credit risk
The following table presents the definitions of the RWA flow statements components for credit risk and CCR.
Definition of risk-weighted assets movement components related to credit risk and CCR
Description	Definition
Asset size	Represents changes on the portfolio size arising in the ordinary course of business (including new businesses). Asset size also includes movements arising from the application of the comprehensive approach with regard to the treatment of financial collateral
Asset quality/credit quality of counterparties	Represents changes in average risk weighting across credit risk classes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Credit risk RWA movements
The following table presents the 1Q22 flow statement explaining the variations in the credit risk RWA determined under an internal ratings-based (IRB) approach.
CR8 – Risk-weighted assets flow statements of credit risk exposures under IRB
1Q22
CHF million
Risk-weighted assets at beginning of period	101,287
Asset size	613
Asset quality	(282)
Model and parameter updates	500
Foreign exchange impact	293
Risk-weighted assets at end of period	102,411
Includes RWA related to the A-IRB approach and supervisory slotting approach.
Credit risk RWA under IRB increased CHF 1.1 billion to CHF 102.4 billion compared to the end of 4Q21. The increase was primarily driven by movement in risk levels attributable to asset size, model and parameter updates as well as a positive foreign exchange impact. These increases were partially offset by an improvement in asset quality due to phase-out of a regulatory add-on in the corporate asset class.
Counterparty credit risk RWA movements
The following table presents the 1Q22 flow statement explaining the variations in the CCR RWA determined under the internal model method (IMM) for CCR (derivatives and SFTs).
CCR7 – Risk-weighted assets flow statements of CCR exposures under IMM
1Q22
CHF million
Risk-weighted assets at beginning of period	11,536
Asset size	(1,574)
Credit quality of counterparties	(14)
Model and parameter updates	0
Foreign exchange impact	53
Risk-weighted assets at end of period	10,001
CCR RWA under IMM decreased CHF 1.5 billion to CHF 10.0 billion compared to the end of 4Q21. The decrease was primarily driven by decreases in asset size risk levels reflecting reduced exposures on our securities financing business and other products in this category.

Market risk
The following table presents the definitions of the RWA flow statements components for market risk.
Definitions of risk-weighted assets movement components related to market risk
Description	Definition
RWA as of the end of the previous/current reporting periods	Represents RWA at quarter-end
Regulatory adjustment	Indicates the difference between RWA and RWA (end of day) at beginning and end of period
RWA as of the previous/current quarters end (end of day)	For a given component (e.g., VaR) it refers to the RWA that would be computed if the snapshot quarter end amount of the component determines the quarter end RWA, as opposed to a 60-day average for regulatory
Movement in risk levels	Represents movements due to position changes
Model and parameter updates	Represents movements arising from internally driven or externally mandated updates to models and recalibrations of model parameters specific only to Credit Suisse
Methodology and policy changes	Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse
Acquisitions and disposals	Represents changes in book sizes due to acquisitions and disposals of entities
Foreign exchange impact	Represents changes in exchange rates of the transaction currencies compared to the Swiss franc
Other	Represents changes that cannot be attributed to any other category
Market risk RWA movements
The following table presents the 1Q22 flow statement explaining the variations in the market risk RWA determined under an internal models approach (IMA).
MR2 – Risk-weighted assets flow statements of market risk exposures under an IMA
1Q22	Regulatory VaR	Stressed VaR	IRC	Other	[1]	Total
CHF million
Risk-weighted assets at beginning of period	4,067	4,840	2,087	3,713		14,707
Regulatory adjustment	(179)	(474)	(195)	7		(841)
Risk-weighted assets at beginning of period (end of day)	3,888	4,366	1,892	3,720		13,866
Movement in risk levels	267	1,677	97	355		2,396
Model and parameter updates	(104)	84	0	69		49
Foreign exchange impact	39	43	19	32		133
Risk-weighted assets at end of period (end of day)	4,090	6,170	2,008	4,176		16,444
Regulatory adjustment	273	(1,394)	198	160		(762)
Risk-weighted assets at end of period	4,363	4,776	2,206	4,336		15,682
1 Risks not in VaR.
Market risk RWA under an IMA increased CHF 1.0 billion to CHF 15.7 billion compared to the end of 4Q21, primarily due to an increase in risks not in VaR reflecting an increase in average risk levels, mainly in Global Trading Solutions within the Investment Bank.

Additional regulatory disclosures
Key prudential metrics
Most line items in the following table reflects the view as if the Group was not a systemically important financial institution.
KM1 - Key metrics
end of	1Q22	4Q21	3Q21	2Q21	1Q21
Capital (CHF million)
Swiss CET1 capital	37,713	38,529	39,951	38,934	36,959
Fully loaded CECL accounting model Swiss CET1 capital [1]	37,713	38,529	39,951	38,934	36,959
Swiss tier 1 capital	53,204	54,372	56,252	55,148	53,406
Fully loaded CECL accounting model Swiss tier 1 capital [1]	53,204	54,372	56,252	55,148	53,406
Swiss total eligible capital	53,676	55,073	56,998	56,394	54,682
Fully loaded CECL accounting model Swiss total eligible capital [1]	53,676	55,073	56,998	56,394	54,682
Minimum capital requirement (8% of Swiss risk-weighted assets) [2]	21,889	21,473	22,304	22,744	24,270
Risk-weighted assets (CHF million)
Swiss risk-weighted assets	273,609	268,418	278,801	284,295	303,380
Risk-based capital ratios as a percentage of risk-weighted assets (%)
Swiss CET1 capital ratio	13.8	14.4	14.3	13.7	12.2
Fully loaded CECL accounting model Swiss CET1 capital ratio [1]	13.8	14.4	14.3	13.7	12.2
Swiss tier 1 capital ratio	19.4	20.3	20.2	19.4	17.6
Fully loaded CECL accounting model Swiss tier 1 capital ratio [1]	19.4	20.3	20.2	19.4	17.6
Swiss total capital ratio	19.6	20.5	20.4	19.8	18.0
Fully loaded CECL accounting model Swiss total capital ratio [1]	19.6	20.5	20.4	19.8	18.0
BIS CET1 buffer requirements (%) [3]
Capital conservation buffer	2.5	2.5	2.5	2.5	2.5
Extended countercyclical buffer	0.023	0.028	0.021	0.022	0.021
Progressive buffer for G-SIB and/or D-SIB	1.0	1.0	1.0	1.0	1.0
Total BIS CET1 buffer requirement	3.523	3.528	3.521	3.522	3.521
CET1 capital ratio available after meeting the bank's minimum capital requirements [4]	9.3	9.9	9.8	9.2	7.7
Basel III leverage ratio (CHF million)
Leverage exposure	878,023	889,137	937,419	931,041	981,979
Basel III leverage ratio (%)	6.1	6.1	6.0	5.9	5.4
Fully loaded CECL accounting model Basel III leverage ratio (%) [1]	6.1	6.1	6.0	5.9	5.4
Liquidity coverage ratio (CHF million) [5]
High-quality liquid assets	225,572	227,193	228,352	209,256	211,307
Net cash outflows	114,869	112,156	103,504	97,007	103,088
Liquidity coverage ratio (%)	196	203	221	216	205
Net stable funding ratio (CHF million)
Available stable funding	430,894	436,856	446,805	–	–
Required stable funding	335,546	342,870	353,492	–	–
Net stable funding ratio (%)	128	127	126	–	–
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

2 Calculated as 8% of Swiss risk-weighted assets, based on total capital minimum requirements, excluding the BIS CET1 buffer requirements.
3 CET1 buffer requirements are based on BIS requirements as a percentage of Swiss risk-weighted assets.
4 Reflects the Swiss CET1 capital ratio, less the BIS minimum CET1 ratio requirement of 4.5%.
5 Calculated using a three-month average, which is calculated on a daily basis.

> Refer to “Swiss capital requirements” (pages 3 to 4) for the systemically important financial institution view.
> Refer to “Swiss metrics” (pages 48 to 49) and “Risk-weighted assets” (pages 46 to 47) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q22 for further information on movements in capital, capital ratios, risk-weighted assets and leverage ratios.
> Refer to “Liquidity coverage ratio” (pages 39 to 40) and “Net stable funding ratio” (page 41) in II – Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management – Liquidity management in the Credit Suisse Financial Report 1Q22 for further information on movements in the liquidity coverage ratio and the net stable funding ratio.
> Refer to “Swiss requirements” (page 43) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management – Regulatory framework in the Credit Suisse Financial Report 1Q22 for further information on additional CET1 buffer requirements.
The following table presents information about available TLAC and TLAC requirements applied at the resolution group level, which is defined as Credit Suisse Group AG consolidated.
KM2 - Key metrics - TLAC requirements (at resolution group level)
end of	1Q22	4Q21	3Q21	2Q21	1Q21
CHF million
TLAC	101,177	101,269	106,048	107,027	105,862
Fully loaded CECL accounting model TLAC [1]	101,177	101,269	106,048	107,027	105,862
Swiss risk-weighted assets	273,609	268,418	278,801	284,295	303,380
TLAC ratio (%)	37.0	37.7	38.0	37.6	34.9
Fully loaded CECL accounting model TLAC ratio (%) [1]	37.0	37.7	38.0	37.6	34.9
Leverage exposure	878,023	889,137	937,419	931,041	981,979
TLAC leverage ratio (%)	11.5	11.4	11.3	11.5	10.8
Fully loaded CECL accounting model TLAC leverage ratio (%) [1]	11.5	11.4	11.3	11.5	10.8
Does the subordination exemption in the antepenultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
Does the subordination exemption in the penultimate paragraph of Section 11 of the FSB TLAC Term Sheet apply?	No	No	No	No	No
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with Excluded Liabilities and that is recognized as external TLAC, divided by funding issued that ranks pari passu with Excluded Liabilities and that would be recognized as external TLAC if no cap was applied (%)	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above	N/A - refer to our response above
1
The fully loaded US GAAP CECL accounting model excludes the transitional relief of recognizing CECL allowances and provisions in CET1 capital in accordance with FINMA Circular 2013/1 “Eligible capital – banks”.

Leverage metrics
Credit Suisse has adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
> Refer to “Leverage metrics” (page 48) and “Swiss metrics” (pages 48 to 49) in II – Treasury, risk, balance sheet and off-balance sheet – Capital management in the Credit Suisse Financial Report 1Q22 for further information on leverage metrics, including the calculation methodology and movements in leverage exposures.
LR1 - Summary comparison of accounting assets vs leverage ratio exposure
end of	1Q22
Reconciliation of consolidated assets to leverage exposure (CHF million)
Total consolidated assets as per published financial statements	739,554
Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation [1]	(9,780)
Adjustments for derivatives financial instruments	56,200
Adjustments for SFTs (i.e. repos and similar secured lending)	(724)
Adjustments for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	90,409
Other adjustments	2,364
Leverage exposure	878,023
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

LR2 - Leverage ratio common disclosure template
end of	1Q22	4Q21
Reconciliation of consolidated assets to leverage exposure (CHF million)
On-balance sheet items (excluding derivatives and SFTs, but including collateral)	617,402	613,137
Asset amounts deducted from Basel III tier 1 capital	(8,170)	(7,965)
Total on-balance sheet exposures	609,232	605,172
Reconciliation of consolidated assets to leverage exposure (CHF million)
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	18,628	20,381
Add-on amounts for PFE associated with all derivatives transactions	50,756	52,405
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	15,130	17,869
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(13,975)	(17,118)
Exempted CCP leg of client-cleared trade exposures	(1,872)	(4,324)
Adjusted effective notional amount of all written credit derivatives	229,495	201,987
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(225,154)	(197,528)
Derivative Exposures	73,008	73,672
Securities financing transaction exposures (CHF million)
Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	113,836	127,152
Netted amounts of cash payables and cash receivables of gross SFT assets	(15,823)	(16,616)
Counterparty credit risk exposure for SFT assets	7,361	6,471
Securities financing transaction exposures	105,374	117,007
Other off-balance sheet exposures (CHF million)
Off-balance sheet exposure at gross notional amount	284,584	294,755
Adjustments for conversion to credit equivalent amounts	(194,175)	(201,469)
Other off-balance sheet exposures	90,409	93,286
Swiss tier 1 capital (CHF million)
Swiss tier 1 capital	53,204	54,372
Leverage exposure (CHF million)
Leverage exposure	878,023	889,137
Leverage ratio (%)
Basel III leverage ratio	6.1	6.1

Liquidity coverage ratio
Our calculation methodology for the liquidity coverage ratio (LCR) is prescribed by FINMA. For disclosure purposes our LCR is calculated using a three-month average which is measured using daily calculations during the quarter.
> Refer to “Liquidity metrics” (pages 39 to 41) and “Funding sources” (page 41) in II –Treasury, risk, balance sheet and off-balance sheet – Liquidity and funding management in the Credit Suisse Financial Report 1Q22 for further information on the Group’s liquidity coverage ratio including high quality liquid assets, liquidity pool and funding sources.
LIQ1 - Liquidity coverage ratio
end of 1Q22	Unweighted value	[1]	Weighted value	[2]
High-quality liquid assets (CHF million)
High-quality liquid assets [3]	–		225,572
Cash outflows (CHF million)
Retail deposits and deposits from small business customers	160,490		19,675
of which less stable deposits	160,490		19,675
Unsecured wholesale funding	247,390		91,890
of which operational deposits (all counterparties) and deposits in networks of cooperative banks	50,089		12,522
of which non-operational deposits (all counterparties)	128,258		66,298
of which unsecured debt	12,966		12,966
Secured wholesale funding	75,475		19,376
Additional requirements	164,142		36,060
of which outflows related to derivative exposures and other collateral requirements	54,716		13,864
of which outflows related to loss of funding on debt products	774		774
of which credit and liquidity facilities	108,652		21,422
Other contractual funding obligations	65,548		65,548
Other contingent funding obligations	195,886		2,498
Total cash outflows	–		235,047
Cash inflows (CHF million)
Secured lending	63,349		27,618
Inflows from fully performing exposures	56,553		25,946
Other cash inflows	66,613		66,614
Total cash inflows	186,515		120,178
Liquidity cover ratio (CHF million)
High-quality liquid assets	–		225,572
Net cash outflows	–		114,869
Liquidity coverage ratio (%)	–		196
Calculated based on an average of 64 data points in 1Q22.
1 Calculated as outstanding balances maturing or callable within 30 days.
2 Calculated after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
3 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.

List of abbreviations
A
A-IRB	Advanced-Internal Ratings-Based
AMA	Advanced Measurement Approach
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
C
CAO	Capital Adequacy Ordinance
CCP	Central counterparties
CCR	Counterparty credit risk
CDS	Credit default swap
CECL	Current expected credit loss
CET1	Common equity tier 1
CVA	Credit valuation adjustment
D
D-SIB	Domestic systemically important bank
F
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-SIB	Global systemically important bank
I
IAA	Internal Assessment Approach
IMA	Internal Models Approach
IMM	Internal Model Method
IRB	Internal Ratings-Based
IRC	Incremental Risk Charge
L
LCR	Liquidity coverage ratio
LRD	Leverage ratio denominator
N
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PFE	Potential future exposure
R
RNIV	Risks not in value-at-risk
RWA	Risk-weighted assets
S
SA	Standardized Approach
SA-CCR	Standardized Approach - counterparty credit risk
SEC-ERBA	Securitization External Ratings-Based Approach
SEC-IRBA	Securitization Internal Ratings-Based Approach
SEC-SA	Securitization Standardized Approach
SFT	Securities Financing Transactions
T
TLAC	Total loss-absorbing capacity
U
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
■ political, social and environmental developments, including climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

CREDIT SUISSE

CREDIT SUISSE GROUP
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8070 Zurich
Switzerland
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